Sharps Technology, Inc.

105 Maxess Road, Ste. 124

Melville, New York 11747

January 31, 2025

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert Augustine

Re:	Sharps Technology, Inc.
Amendment No. 3
Registration Statement on Form S-1 (File No. 333-284237)
Amendment No. 1 to Form AW, filed on January 29, 2025

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sharps Technology, Inc. (the “Company”) is filing an amendment to Form AW, filed on January 29, 2025 (the “Form AW Amendment”), and hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-284237), together with all exhibits thereto (the “Registration Statement”). The Amendment was filed with the Commission at 4:34 P.M., after the registration statement was declared effective at 4:30 P.M and accordingly is being withdrawn.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Amendment, effective as of the date hereof.

If you have any questions with respect to the foregoing, please call Arthur Marcus (516-459-8161) of Sichenzia Ross Ference Carmel LLP, our legal counsel.

Respectfully submitted,

/s/ Andrew Crescenzo
Andrew Crescenzo
Chief Financial Officer